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                               February 18, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 7,
2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed February 7, 2022

       Facing Page

   1. We note your response to prior comment 1. Please mark the registration statement facing page in your
next filing to identify the appropriate amendment number. For example, the next
amendment will be amendment no. 4 to Form S-1.
   2. Based on revised disclosures in the registration statement, it appears that the registrant may be offering the
securities being registered on a delayed or continuous basis under
                                                        Rule 415. If so,
include the Rule 415 offering undertakings required by Item 512(a) of
                                                        Regulation S-K. Also,
check the Rule 415 box on the facing page of the registration statement.
 Wayne Tupuola
Laser Photonics Corporation
February 18, 2022
Page 2
Summary of Risk Factors, page 10

3. Please include bullet points to highlight the risks related to the warrants.
Description of our Securities, page 82

4. Please disclose the material terms of the warrants, such as transferability and governing law.
Exhibits

5.     Please file the warrant and warrant agreement as exhibits.
        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Andrew
Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202)
551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.



                                                               Sincerely,
FirstName LastNameWayne Tupuola
                                                               Division of
Corporation Finance
Comapany NameLaser Photonics Corporation
                                                               Office of
Manufacturing
February 18, 2022 Page 2
cc:       Ernest M. Stern, Esq.
FirstName LastName